Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 15, 2014 – 10:30 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual and Special Meeting of Shareholders of Stantec Inc. (“Stantec”) held on May 15, 2014. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec recommended that Shareholders vote FOR matters 1, 2, 3, 4 and 5 below:

1.	Election of Directors

Each of the 9 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas K. Ammerman	32,304,799	97.72	752,305	2.28
David L. Emerson, PC	32,851,725	99.38	205,379	0.62
Delores M. Etter	32,223,488	97.48	833,616	2.52
Anthony P. Franceschini	32,291,231	97.68	765,873	2.32
Robert J. Gomes	32,812,873	99.26	244,231	0.74
Susan E. Hartman	32,185,947	97.36	871,157	2.64
Aram H. Keith	32,890,876	99.50	166,228	0.50
Donald J. Lowry	31,986,805	96.76	1,070,299	3.24
Ivor M. Ruste	32,769,231	99.13	287,873	0.87

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the Directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
32,313,319	95.66	1,465,725	4.34

3.	Rescindment and Approval of Bylaws

The Shareholders rejected the rescindment of Bylaw No. 1 and the adoption of Bylaw No. 2.

Votes For	% For	Votes Against	% Against
15,866,547	48.0	17,190,057	52.0

4.	Approval of LTI Plan and Ratification of Awards

The Shareholders approved the long-term incentive plan and the grant of certain awards made under that plan as disclosed in the Management Information Circular delivered in advance of the 2014 annual and special meeting of shareholders.

Votes For	% For	Votes Against	% Against
28,793,388	87.10	4,263,216	12.90

5.	Advisory Vote to Accept Stantec’s Approach to Executive Compensation

The Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular delivered in advance of the 2014 annual and special meeting of shareholders.

Votes For	% For	Votes Against	% Against
30,889,791	93.45	2,166,813	6.55